August 23, 2011	VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Thompson, Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:                             Best Buy Co., Inc.

Form 10-K

Filed April 25, 2011

File No. 1-09595

Dear Ms. Thompson:

We have received your comment letter dated August 17, 2011, concerning the above referenced Form 10-K.  The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response.  We are respectfully requesting an extension of an additional 10 business days to complete our response and allow for the appropriate amount of time and resources to consider the staff’s comments.  We intend to provide our responses to the comment letter by no later than September 14, 2011.

Best Buy Co., Inc. (“Best Buy”) hereby represents that:

•                  Best Buy is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of this request and look forward to the opportunity to work with you.  If you have questions regarding the information set forth herein, please telephone me at (612) 291-4840.  My fax number is (952) 430-9979.

Sincerely,

/s/ SUSAN S. GRAFTON

Susan S. Grafton
Senior Vice President, Controller and Chief Accounting Officer

cc:                                 Andrew Blume, U.S. Securities and Exchange Commission

Scott Erickson, Deloitte & Touche LLP

Glenn Reiter, Simpson, Thacher & Bartlett LLP

Brian Dunn, Best Buy Co., Inc.

James Muehlbauer, Best Buy Co., Inc.